Brera Holdings PLC

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

January 24, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Alyssa Wall

Re:	Brera Holdings PLC
Registration Statement on Form F-1 (File No. 333-268187)

Dear Ms. Wall,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brera Holdings PLC hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) and declare such Registration Statement effective at 5:00 p.m. (Eastern Time) on Thursday, January 26, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

Brera Holdings PLC

By: /s/ Sergio Carlo Scalpelli
Sergio Carlo Scalpelli
Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.